May 31, 2024

Via Edgar Transmission

Ms. Erin Donahue/ Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Linkers Industries Ltd Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form F-1 File No. 333-275953

Dear Ms. Donahue/ Mr. Kruczek:

On May 8, 2024, Linkers Industries Ltd, a British Virgin Islands company (the “Company”), filed a Post-Effective Amendment No. 1 to Form F-1 Registration Statement (File No. 333-275953) (the “Post-Effective Amendment”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Post-Effective Amendment, effective as of the date hereof.

The Registration Statement is no longer effective in accordance with Rule 415(a)(5) under the Securities Act of 1933, as amended (the “Act”). The securities that remained unsold at the termination of such Registration Statement have been transferred to a new Registration Statement on Form F-1 (Registration No. 333-279752), filed with the SEC on May 28, 2024 and no securities have been sold pursuant to the Post-Effective Amendment withdrawn hereby.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com